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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-1
           TENDER U.S. OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 3


                      Empresa Nacional de Electricidad S.A.
                            (Name of Subject Company)

                        Duke Energy International, L.L.C.
                             Duke Energy Corporation
                                    (Bidders)


   Common Stock, no par value
   (including that represented by
   American Depositary Shares)                          29244T101
  (Title of Class of Securities)           (CUSIP Number of Class of Securities)


                              Carol Graebner, Esq.
                                 General Counsel
                        Duke Energy International, L.L.C.
                              5400 Westheimer Court
                            Houston, Texas 77056-5310
                            Telephone: (713) 627-6542
                            Facsimile: (713) 627-5219
           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                         ----------------------------------

                                    Copy to:

                            Frederick S. Green, Esq.
                              Ellen J. Odoner, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                          New York, New York 10153-0119
                            Telephone: (212) 310-8000
                            Facsimile: (212) 310-8007

NY2:\320614\02\6VDY02!.DOC\42615.0005

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 1     NAME OF REPORTING PERSONS:     Duke Energy International, L.L.C.
-------------------------------------------------------------------------------
       S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:      56-2051206
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 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [x]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY
--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS:                                                AF
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(e) OR 2(f)                                           N/A
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION:         State of Delaware
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 7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    0
--------------------------------------------------------------------------------
 8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
       CERTAIN SHARES                                                  N/A
--------------------------------------------------------------------------------
 9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               N/A
--------------------------------------------------------------------------------
10     TYPE OF REPORTING PERSON                                        OO
--------------------------------------------------------------------------------

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 1     NAME OF REPORTING PERSONS:     Duke Energy Global Asset Development, Inc.
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       S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:      88-0366429
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 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [x]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY
--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS:                                                AF
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 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(e) OR 2(f)                                           N/A
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION:         State of Navada
--------------------------------------------------------------------------------
 7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    0
--------------------------------------------------------------------------------
 8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
       CERTAIN SHARES                                                  N/A
--------------------------------------------------------------------------------
 9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               N/A
--------------------------------------------------------------------------------
10     TYPE OF REPORTING PERSON                                        CO
--------------------------------------------------------------------------------

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 1     NAME OF REPORTING PERSONS:     Duke Energy Services, Inc.
-------------------------------------------------------------------------------
       S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:      48-0650320
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 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [x]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY
--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS:                                                AF
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(e) OR 2(f)                                           N/A
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION:         State of Delaware
--------------------------------------------------------------------------------
 7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    0
--------------------------------------------------------------------------------
 8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
       CERTAIN SHARES                                                  N/A
--------------------------------------------------------------------------------
 9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               N/A
--------------------------------------------------------------------------------
10     TYPE OF REPORTING PERSON                                        CO
--------------------------------------------------------------------------------

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 1     NAME OF REPORTING PERSONS:     PanEnergy Corp.
-------------------------------------------------------------------------------
       S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:      74-2150460
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [x]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY
--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS:                                                AF
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(e) OR 2(f)                                           N/A
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION:         State of Delaware
--------------------------------------------------------------------------------
 7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    0
--------------------------------------------------------------------------------
 8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
       CERTAIN SHARES                                                  N/A
--------------------------------------------------------------------------------
 9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               N/A
--------------------------------------------------------------------------------
10     TYPE OF REPORTING PERSON                                        CO
--------------------------------------------------------------------------------

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 1     NAME OF REPORTING PERSONS:     Duke Capital Corporation
-------------------------------------------------------------------------------
       S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:      51-0282142
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [x]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY
--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS:                                                BK, WC,OO
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(e) OR 2(f)                                           N/A
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION:         State of Delaware
--------------------------------------------------------------------------------
 7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    0
--------------------------------------------------------------------------------
 8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
       CERTAIN SHARES                                                  N/A
--------------------------------------------------------------------------------
 9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               N/A
--------------------------------------------------------------------------------
10     TYPE OF REPORTING PERSON                                        CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSONS:     Duke Energy Corporation
-------------------------------------------------------------------------------
       S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:      56-0205520
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [x]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY
--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS:                                                N/A
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(e) OR 2(f)                                           N/A
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION:         State of North Carolina
--------------------------------------------------------------------------------
 7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    0
--------------------------------------------------------------------------------
 8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
       CERTAIN SHARES                                                  N/A
--------------------------------------------------------------------------------
 9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               N/A
--------------------------------------------------------------------------------
10     TYPE OF REPORTING PERSON                                        CO
--------------------------------------------------------------------------------

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         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed on February 25, 1999, as amended, by Duke Energy International, L.L.C., a Delaware limited liability company (the "Bidder") and a wholly-owned, indirect subsidiary of Duke Energy Corporation, a North Carolina corporation ("Duke"), with respect to the offer by Bidder to purchase for cash up to 501,947,400 shares of Common Stock, no par value (the "Shares"), of Empresa Nacional de Electricidad S.A. (the "Company"), a publicly traded stock corporation (sociedad anonima abierta) incorporated under the laws of the Republic of Chile, including Shares represented by American Depositary Shares, each representing 30 Shares and evidenced by American Depositary Receipts.




Item 11.     Material to Be Filed as Exhibits.

Exhibit Number                      Description
--------------                      -----------
Exhibit (f)(2)      Slide presentation to analysts on March 10, 1999.






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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated March 10, 1999

                                    DUKE ENERGY INTERNATIONAL, L.L.C.


                                    By:        /S/ BRUCE A. WILLIAMSON
                                               Name:  Bruce A. Williamson
                                               Title:  President and Chief
                                                       Executive Officer

                                     DUKE ENERGY CORPORATION


                                     DUKE ENERGY GLOBAL ASSET DEVELOPMENT, INC.


                                     DUKE ENERGY SERVICES, INC.


                                     PANENERGY CORP.


                                     DUKE CAPITAL CORPORATION

                                     By:       /S/ BRUCE A. WILLIAMSON
                                               Name:  Bruce A. Williamson
                                               Title:  Authorized person


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